# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Medicus Pharma Ltd., CIK 0001997296
CUSIP: 58471K202
Title of class of securities: Common shares, no par value
Address of issuer's principal executive offices: 300 Conshohocken State Road, Suite 200, W. Conshohocken, Pennsylvania (PA), 19428
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950142-25-000298
Filed by CIK 0002054587

## Reporting persons
- John Hathaway: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 800,952; shared voting power 0; sole dispositive power 800,952; shared dispositive power 0; aggregate amount beneficially owned 800,952 (4.5% of the class)
  Comment: Consists of 800,952 held by SkinJect Partners LLC, an entity controlled by John Hathaway. John Hathaway may be deemed the beneficial owner of securities held by SkinJect Partners LLC. John Hathaway disclaims beneficial ownership of such securities except to the extent of his direct ownership.
- SkinJect Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 800,952; shared voting power 0; sole dispositive power 800,952; shared dispositive power 0; aggregate amount beneficially owned 800,952 (4.5% of the class)

## Item 1. Issuer
Name of issuer: Medicus Pharma Ltd.
Address of issuer's principal executive offices: 300 Conshohocken State Road, Suite 200, W. Conshohocken, PA 19428

## Item 2. Person Filing
Name of person filing:
This statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) John Hathaway; and

(ii) SkinJect Partners LLC.
Address of principal business office or, if none, residence:
The principal business address of each of the Reporting Persons is as follows:

285 Kappa Drive, Suite 100
Pittsburgh, PA 15238
Citizenship: See Row (4) of each Reporting Person's cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: SkinJect Partners LLC, an entity controlled by John Hathaway, directly owns 800,952 common shares of Medicus Pharma Ltd. (the "Company"). John Hathaway may be deemed the beneficial owner of securities held by SkinJect Partners LLC. John Hathaway disclaims beneficial ownership of such securities except to the extent of his direct ownership.
Percent of class: See Row (11) of each Reporting Person's cover page. The percentages used herein are calculated based upon on aggregate of 17,816,266 common shares reported by the Company to be outstanding as of August 11, 2025, as reflected in the Company's Quarterly Report on Form 10-Q filed on August 11, 2025.
Sole power to vote or to direct the vote: See Row (5) of each Reporting Person's cover page.
Shared power to vote or to direct the vote: See Row (6) of each Reporting Person's cover page.
Sole power to dispose or to direct the disposition: See Row (7) of each Reporting Person's cover page.
Shared power to dispose or to direct the disposition: See Row (8) of each Reporting Person's cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1: Joint Filing Agreement (previously filed as Exhibit 99.1 to the Schedule 13G filed on February 10, 2025, and incorporated herein by reference).

## Signatures
- John Hathaway: /s/ John Hathaway, John Hathaway (08/12/2025)
- SkinJect Partners LLC: /s/ John Hathaway, John Hathaway, Managing Director (08/12/2025)